                  U.S. Securities and Exchange Commission
                          Washington, D.C. 20549

                                Amendment to
                               Form 10-SB12G

               GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                          SMALL BUSINESS ISSUERS

    Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                              GENE-CELL, INC.
              (Name of Small Business Issuer in its charter)

     NEVADA                                                 91-1766174
-------------------------------                       ---------------------
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                         Identification No.)


     1010 Hercules, Houston, Texas                                 77058
----------------------------------------                        -----------
(Address of principal executive Offices)                        (Zip Code)

Issuer's telephone number: (281) 461-7996

Securities to be registered under Section 12(b) of the Act:

Title of each class                         Name of each exchange on which
to be so registered                         each class is to be registered

     None.

Securities to be registered under Section 12(g) of the Act:

                                  COMMON
                             (Title of Class)


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               INFORMATION REQUIRED IN REGISTRATION STATEMENT
              -----------------------------------------------



     This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, managements's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished.



     Without limiting the foregoing, words such as "may", "will", "expect", "believe", "anticipate", "estimate" or "continue" or comparable terminology are intended to identify forward- looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company's chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company's management to operate on a global basis; the ability of the Company to effectuate and successfully operate acquisitions and new operations; the ability of the Company to obtain acceptable forms and amounts of financing to fund current operations and planned acquisitions; the political, economic and military climate in nations where the Company may have interests in foreign countries; and competition and the ever-changing nature of the Internet and e-commerce. The Company has no obligation to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.

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Item 1.   Description of Business
---------------------------------
Overview
--------

     Gene-Cell, Inc. (the "Company"or "GCI") was originally incorporated in the state of Nevada on November 3, 1986 under the name Becniel Corporation. The Company was organized and authorized to pursue any lawful purpose or purposes. The Company amended its Articles of Incorporation on September 30, 1987, changing its name to Tzaar Corporation and authorized common stock of 100,000,000 shares at par value of $0.001. Since 1989, the Company had not engaged in any business activity. The Company had no significant revenues and was considered to be a "development stage company."

     On December 28, 1996, the Company entered a reorganization with Genesystems, Inc. ("Genesystems"), a corporation organized in the state of Nevada on December 12,1996. In connection with the plan of reorganization, the Company made a one for ten reverse split of its outstanding shares, issued an additional 7,500,000 post-split restricted shares to effect a share exchange with Genesystems and authorized and issued an additional 3,500,000 common shares for a limited offering. As a result of the reverse acquisition, control of the Company was acquired by Genesystems. The acquisition of the public shell (Tzaar Inc.) was accounted for as a recapitalization. The business of the new entity was that of Genesystems, Inc.

     In addition, the Company changed its name to Gencell, Inc. and appointed new officers and directors to the Company. On September 29, 1997 the Company changed its name to Gene-Cell, Inc. Since December 1996, the Company has focused its plan of operations on the business of developing therapies that can treat major diseases and disorders of the human blood system.

Business of the Company
-----------------------

     The Company operates in the biotechnology sector of the pharmaceutical industry sometimes referred to as the Biopharmaceutical or Life Sciences industry. GCI's Mission is to become a global leader in ex vivo stem cell gene therapy, revolutionizing the treatment of genetic diseases in children and adults. GCI will focus on the genetic modification of somatic stem cells to repair defective genes known to be the cause of genetic diseases (e.g. Sickle Cell Disease, Thalassemia, and Muscular Dystrophy). The Company's goal is to establish, in partnership with one or more larger pharmaceutical/biotechnology companies, Gene Therapy Centers where they can apply their unique non-viral gene modification methods, as well as standard viral and additional non-viral methodologies to pioneer the treatment of human disease through ex vivo (outside the body) gene therapy.

     Each cell in the human body contains DNA, an individual's "genetic blueprint"; DNA is organized into genes, which in turn are organized into chromosomes. A change in the DNA sequence or code of a gene is called a mutation. Often times a mutation may be harmless to an individual.

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However, some mutations lead to serious disease. To date, about 4,000 diseases have been traced to gene disorders. Gene therapy differs from conventional medical treatments in that rather than treating the symptoms, gene therapy addresses the underlying genetic causes of disease at their origin DNA. Usually, this involves delivering a functional copy of a gene to a cell, or repairing a known defect in a gene. Traditionally, viruses have been used to perform gene therapy; a virus is generated which contains therapeutic DNA or RNA, which is then inserted into the target cells. However, viruses are only able to package a finite amount of DNA or RNA if the size of the genetic material required for gene therapy exceeds the packaging limit (which is the case for a number of genetic diseases), virus-mediated gene therapy is not an option. Furthermore, viruses do not infect all cell types with the same efficiencies. These restrictions have led to a search for alternate techniques of performing gene therapy, techniques that would be applicable to a number of different genetic diseases.

     GCI was founded in late 1996 by Drs. Brian R. Davis and David B. Brown, who recognized the significant limitations associated with existing viral-based gene therapy methods, especially regarding delivery of DNA into blood stem cells. GCI is at the forefront of gene therapy research employing the technique of microinjection. Microinjection, as the name implies, involves injecting cells with minute amounts of material. Cells attached to a solid surface are injected by glass needles with extremely fine tips capable of delivering less than one millionth of a milliliter.
In the past, clinically relevant cell types, such as blood stem cells were not suited for microinjection, due to a number of physical constraints. However, GCI's recent innovations in attachment and microinjection technology have removed these barriers.

     GCI has pioneered the use of glass needle-mediated microinjection as a non-viral procedure for the genetic modification of somatic stem cells. Somatic stem cells are unique cells which have the potential to divide without limit and give rise to specialized cells. Hence the genetic modification of a single somatic stem cell may result in the modification of many cell types. GCI scientists are utilizing two critical approaches to correct defective genes within cells. 1) Gene Repair: correction of an existing defective gene sequence by exploiting the cell's innate DNA repair capacity; and, 2) Gene Delivery: insertion of a complete therapeutic gene into the host genome to compensate for a genetic defect.

     Employing acceptable scientific methods of research, the Company's technology has been verified through test results and review both at the Company and at the University of Texas Medical Branch. This work has been presented in university lectures, at gene therapy conferences, and has recently been accepted for publication in Blood, the Journal of the American Society of Hematology. In order to protect its technology, the principals of the Company have applied for patents on its technology. The Company will focus on further development of its microinjection, gene repair, and integration technologies to achieve the efficiency of stem cell genetic modification required for clinical application in our Gene Therapy Centers. The implementation of Gene Therapy Centers as a clinical reality requires a multifaceted technological approach involving 1) collection of tissues (e.g. umbilical cord blood, bone marrow); 2) purification/enrichment of the somatic stem cells to be modified; 3) gene modification using GCI's novel microinjection technology and other feasible gene modification protocols; 4) expansion of the modified cells without loss of biological activity; and finally, 5) transplantation of the modified cells back into the patient.

                                     4
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Technology and Product Description
----------------------------------
     GCI believes that introducing genetically modified stem cells back into the body holds enormous potential for the treatment of genetic disease. GCI is positioning itself to develop, in partnership with one or more larger pharmaceutical/biotechnology companies, Gene Therapy Centers for this purpose. The critical technologies necessary are either already in place or in various stages of research and development.

Gene Therapy Centers
--------------------

     The development of Gene Therapy Centers will represent a consolidation of all GCI's technologies. The Company envisions GCI as a Center to which physicians will send tissue samples isolated from their patients. These samples will contain the cells to be genetically modified. To illustrate the concept, consider the following scenario: a patient suffering from sickle cell disease would undergo treatment to stimulate the movement of their blood stem cells from the bone marrow to the circulation at their Medical Center/Hospital. The stem cell-enriched peripheral blood would be shipped to GCI after apheresis, a process by which the white blood cells are separated and removed. The stem cells will be purified from the white blood cells using a combination of immunomagnetic negative selection and sorting with a high-speed flow cytometer. The isolated cells will be genetically modified, via either the automated microinjection workstation or retroviral transduction, and if necessary the population will be expanded in the laboratory (ex vivo). The presence of the therapeutic gene will be confirmed by molecular analysis, and the modified cells returned to the clinic, where they will be administered back into the original patient. This approach would work effectively for adults as well as children.

     The implementation of either gene delivery or gene repair approaches will be dependent upon the genetic defect to be treated; however, both approaches will target the correction of defective genes in somatic stem cells. Somatic stem cells are remarkable cells in the body, which have the unique ability to differentiate into many different types of cells. There are a variety of stem cell types within the human body, including blood stem cells, brain stem cells, liver stem cells, and muscle stem cells. These different stem cell types are targets for gene therapy, as modification of these stem cells will generate progeny containing the corrective gene. The blood stem cells are the "mother" blood cells, found in human bone marrow and umbilical cord blood, and have the capacity to give rise to all the cells that make up the blood (white and red blood cells). GCI is currently devoting the majority of its R&D efforts to the non-viral genetic modification of the blood (hematopoietic) stem cell since viral delivery methods have thus far proven inadequate for modification of these stem cells and treatment of blood-based diseases (e.g. hemoglobin disorders such as thalassemia & sickle cell anemia). GCI's technology allows attaching a human cell that can then be microinjected with a tiny needle, placing the DNA into the stem cell. Genetically treated stem cells, when reintroduced into the patient's body are expected to naturally travel through the blood stream to the bone marrow. Re-established there, these DNA treated and/or corrected stem cells are anticipated to produce millions of blood cell offspring with the desired effect.


                                     5
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     While GCI has developed the technology to genetically modify primitive human stem cells non-virally using glass needle-mediated microinjection, the Gene Therapy Centers can also be used for clinical applications that do not require gene modification. For example, the Gene Therapy Centers will have an immediate impact on the clinical transplantation of enriched fractions of blood stem/progenitor cells. Various types of hematopoietic cells could be isolated at one of our centers, purified, then expanded prior to transplantation in a patient. The Centers can also be used for gene therapy using viruses or other non-viral methods (e.g. liposomes).

GCI's technologies supporting the Gene Therapy Centers:
-------------------------------------------------------

*    Microinjection-mediated gene therapy.
     -------------------------------------
     Previously, microinjection of human blood stem cells had never before been accomplished in the laboratory, for two main reasons. First, in order to be microinjected a cell must be immobilized. However, blood stem cells (and blood cells in general) normally exist in a suspended state. GCI has made major advances in this area and has developed a novel proprietary method to immobilize the suspension-grown blood stem cells for microinjection. Second, prior to GCI's breakthroughs with microinjection technology, commercially available needles were completely inadequate for injecting stem cells; the large size (- 1.0 micron outer tip diameter) of these needles caused significant physical damage to the small stem cells (6-10 micron diameter). GCI has developed ultra-fine microinjection needles with outer tip diameters of 0.3 microns (- 1/100 the diameter of a human hair) for direct delivery of corrective DNA and accessory factors into somatic stem cells. Glass needle-mediated microinjection is our primary method for delivery of corrective genes and DNA; we have demonstrated high post-injection cell viability and subsequent genetic modification of primitive blood stem/progenitor cells (Blood, in press) and mesenchymal stem cells (manuscript in preparation).
     Recent reports of human blood stem cell purification and ex vivo expansion indicate that successful treatment of children requires successful modification of as few as 10-100 stem cells, an attainable goal for our microinjection technology. Further refinement of our injection tools, ex vivo expansion and completion of our automated workstation (see below) will make clinical applications routine.

*    Automated microinjection workstations.
     --------------------------------------
     These workstations will provide the rapid and consistent injections required for clinical application. To use microinjection of blood stem cells as a clinical therapy, the Company estimates that 300-5000 cells will need to be injected per patient. Using manual microinjection, maximal injection rates are 300-500 cells per hour; and a semi-automated system presently allows for up to 600-1000 cells per hour. The Company is presently developing a microinjection workstation, which will facilitate rapid (1200-2000 cell/hour), consistent injection of various cell types, both those that normally grow attached as well as suspension cells, such as blood stem cells, that require temporary attachment.

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*    Novel immobilization protocols.
     -------------------------------
     GCI's novel immobilization protocols allow for the injection of cells that were previously not within the scope of microinjection technology, such as the blood stem cell. With the development of the Company's novel attachment protocol, microinjection of most suspension-grown cells is now possible. The development of this technology was critical to the success of GCI's microinjection-mediated gene modification program. This novel attachment technology comprises part of the first patent filing.

*    Innovative gene repair strategies.
     ----------------------------------
     Gene repair strategies allow for efficient correction of disease-causing mutations in our DNA. Gene repair utilizes DNA repair and/or homologous recombination processes, naturally present within the cells, to correct an existing defective gene sequence. In other words, the defective or mutated area of the gene within the cells is restored to a correct state. Gene repair involves the delivery of a small fragment of DNA, which is highly similar to the region surrounding the genetic mutation, except this introduced DNA contains the corrected DNA sequence. Naturally occurring cellular processes replace the mutant region with the corrected region, producing a repaired DNA sequence. By repairing the defect itself, the cell maintains the corrected genetic material in a natural state insuring appropriate genetic regulation and expression.

*    Enhanced integration of corrective DNA into cells.
     --------------------------------------------------
     When using the method of gene replacement for gene therapy it is critical that the introduced gene is maintained in the stem and progeny cells as long as is needed to provide clinical benefit. Incorporation of the introduced DNA into the chromosomal DNA of the stem cell would enable stable maintenance of the gene in both the stem cell and its progeny. A variety of integration strategies involving co-injection of DNA and integration-enhancing proteins capable of facilitating incorporation of the DNA into the chromosomal DNA are presently under active investigation at the University of Texas Medical Branch at Galveston and at GCI. These strategies comprise the second patent filing. Methods for facilitating incorporation of microinjected DNA into chromosomal DNA of cells would be applicable to other methods of gene delivery proposed or presently used in clinical gene therapy trials. In addition, they would find application in microinjection-mediated generation of transgenic mice (that is, mice which contain the introduced DNA in every cell of their body) or other transgenic animals.

Diseases Potentially Treatable by Stem Cell Gene Therapy
--------------------------------------------------------

     The following charts outline the estimated number of patients in the U.S. with seven inherited diseases most potentially treatable by blood and muscle/bone stem cell gene therapy.

                                     7
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Diseases Potentially Treatable by Blood Stem Cell Gene Therapy

            Disease            Sicle Cell          a Thalassemia       b Thalassemia
 ------------------------------------------------------------------------------------
  # of Patients (US)      40,000 - 60,000          100,000 new cases/year worldwide*
 -------------------   -------------------       ------------------------------------
      Gene Affected              b-globin               a-globin            b-globin
 ------------------------------------------------------------------------------------
   More common Gene        Point Mutation     Delections of gene     Point mutations
            Defects                              (-80% of cases)       (-6 mutations
                                                 Point mutations     responsible for
                                                                     90% of cases in
                                                                   each racial group)
 ------------------------------------------------------------------------------------
  Results of Defect       Crescent shaped            Poor oxygen         Poor oxygen
                         red blood cells,              transport           transport
                    poor oxygen transport
                      heart trouble, etc.
 ------------------------------------------------------------------------------------
  Current Treatment     Blood transfusion          Regular blood       Regular blood
                      Hydroxyurea therapy           transfusions        transfusions
                                                       Chelation           Chelation
                                                         Therapy             Therapy
 ------------------------------------------------------------------------------------
   GCI Gene Therapy           Gene Repair          Gene Delivery         Gene Repair
          Treatment                                 of a-globin:
                                                  Gene repair of
                                                 point mutations
 ------------------------------------------------------------------------------------
            RESULTS    Corrected b-globin     Corrected a-globin  Corrected b-globin
                       in red blood cells     in red blood cells  in red blook cells
 ------------------------------------------------------------------------------------

* Thalassemia occurs most frequently in people of Italian, Middle Eastern, African, Greek, Southeast Asian ancestry. A Gene Therapy Center located in Italy, for example, would allow for the treatment of this disease throughout the European Union and abroad.

Diseases Potentially Treatable by Muscle/Bone Stem Cell Gene Therapy
--------------------------------------------------------------------

                                                             Duchenne
                         Osteogenesis    Ehlers-Danlos       Muscular         Marfan
 Disease                   Imperfecta         Symdrome      Dystrophy       Syndrome
 ------------------------------------------------------------------------------------
 # of US Patients (US)         12,500           50,000         12,500  12,500-25,000
 ------------------------------------------------------------------------------------
         Gene Affected       Collagen   Collagen;Lysyl     Dystrophin      Fibrillin
                                           hydroxylase
 ------------------------------------------------------------------------------------
       More common Gene         Point            Point          Large          Point
               Defects      Mutations        Mutations      deletions      mutations
                                small            small
                            deletions        deletions
 ------------------------------------------------------------------------------------

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     Results of Defect        Brittle            Joint         Muscle       Skeletal
                                Bones         problems      weakening        & heart
                           Continuous          Extreme    Progressive      problems,
                           Fractures/         bruising      scoliosis        Reduced
                               Breaks     and bleeding                        vision
 ------------------------------------------------------------------------------------
               Current    Ineffective             None Glucocorticoid          None.
            Treatment/      Continued        Continued        therapy        Surgery
             Prognosis        surgery         surgical          slows    replacement
                                  and            joint    progression     /repair of
                        Physiotherapy          repair,  up to 3 years   aorta, etc.;
                                              bleeding  (Only in some     adrenergic
                                             disorders      patients)         agents
 ------------------------------------------------------------------------------------
              GCI Gene    Gene Repair      Gene Repair    Delivery of    Gene Repair
               Therapy                                     Dystrophin
             Treatment                                           Gene
 ------------------------------------------------------------------------------------
               RESULTS       Collagen      Collagen or         Normal      Corrected
                            Corrected      hydroxylase     dystrophin     febrillin:
                          Osteoblasts       corrected:      overrides  eye, skeletal,
                                  and      osteoblasts      defective    and cardiac
                          Osteoclasts              and    in skeletal         muscle
                                           Osteoclasts         muscle
 ------------------------------------------------------------------------------------

     The diseases listed above are more common inherited genetic diseases that can potentially be treated by blood and muscle/bone stem cell gene therapy. There are a many other genetic disorders, which are more rare in occurrence. However, these disorders could also be treated at the GCI Gene Therapy Centers. Once the Gene Therapy Centers are established, treatment of these other rare disorders would merely require assessment of the genetic defect, design of the appropriate reagents for repair of the defect gene, and genetic modification of the appropriate stem cells. For example, there are only 30 children born each year, which are afflicted with Fanconi's Anemia. This disease is fatal and currently there is no effective therapy available for these children. Patients afflicted with this disease would be excellent candidates for initial verification of our blood stem cell gene therapy technology.

                                     8
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     The above listed diseases are most effectively treated during childhood. Not only does this alleviate many years of suffering due to the effects of the disease, but also prevents the onset of irreversible effects as a result of the disease. Treatment of diseases by blood stem cell gene therapy would best be accomplished by the use of the child's stem cells isolated from their umbilical cord. Umbilical cord blood is an excellent source of blood stem cells. Treatment of diseases by muscle/bone stem cell gene therapy will require isolation of the stem cells from bone marrow of the patients. Although it is best to treat many of these diseases in childhood, the gene therapy procedures can be applied to adults by use of bone marrow and/or mobilized peripheral blood for collection of both blood and muscle/bone stem cells.

     In addition, the technological advances made by GCI and implementation of GCI Gene Therapy Centers will make treatment of acquired diseases a reality by gene therapy. Treatment of Acquired Immune Deficiency Syndrome
(AIDS) and Breast Cancer will be possible with gene therapy technology. As well, there are a variety of other diseases that could potentially be treated by genetic modification of stem cells such as in the liver and brain. For example, Parkinson's and Alzheimer's diseases could be aided with gene therapy of brain stem cells and various metabolic disorders could potentially be treated by liver stem cell gene therapy.


SOURCE OF REVENUE:
------------------
     GCI Gene Therapy Centers:
     -------------------------
     As stated earlier, GCI Gene Therapy Centers will employ the Company's revolutionary microinjection mediated gene therapy, as well as other standard viral or non-viral based methodologies to insure the best method for ex vivo stem cell treatment of a given disease. While many medical centers and universities have Gene Therapy Centers and Clinics, they treat a limited number of diseases. A drawback to their utilization is that often the patient must travel to, and be present at, these centers for treatment. GCI Gene Therapy Centers will be able to provide the necessary technology and protocols required for treatment of a large number of diseases. The treatment of only a patient's cells will allow for the patient to remain at or near their home during treatment, decrease the costs of travel and undue hardship on the patient and their family. GCI will derive income on a per patient basis.

     The Company will establish fee schedules based on several criteria. For example, GCI will take into account the particular disease being treated, whether a unique gene mutation is causative (this will necessitate the production of unique DNA sequences or treatment), and the particular gene therapy method being implemented (i.e. repair by microinjection vs. viral therapy). Other groups currently providing cell expansion services (e.g. expansion of chondrocytes (cartilage cells)) typically charge $10,000 to $20,000 per procedure. The manipulations and genetic modifications and analysis provided by GCI Gene Therapy Centers are significantly more complicated and extensive and would likely necessitate higher per patient charges.

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     Partnership/Investment/Licensing Agreements:
     --------------------------------------------
     It is customary for biotech companies at GCI's stage in development to actively pursue partnerships and/or licensing agreements with large biopharmaceutical companies. Therefore, GCI will also pursue partnership, accompanied by investment, with pharmaceutical/large biotechnology companies. A partnership/investment with a pharmaceutical/large biotechnology company might be centered on one particular disease or a group of related diseases in which said company has clinical and financial interests. Such an arrangement would provide GCI with revenue to further develop the technology required for the particular program of interest, additional scientific and legal expertise, and assistance and guidance through the regulatory processes required prior to beginning clinical trials.

Competition
-----------
     The microinjection technology utilized by the Company for gene therapy is unique. However, GCI is aware of several development-stage and established enterprises, including prominent pharmaceutical and biotechnology firms, (such as Cell Genesys, Genzyme, Systemix/Novartis, Chiron/Viagene, Kimeragen, Osiris) which are exploring the field of human gene therapy or are actively conducting research in areas of gene insertion using viral vectors and other methods. In essence, virus-based systems and microinjection-mediated techniques represent two approaches to a common goal - somatic stem cell gene therapy.

     Current methods attempt to introduce DNA into stem cells via retroviruses and adeno-associated viruses. To date, viral-based human stem cell gene therapy have demonstrated only marginal success in clinical trials. Further, even if virus-based methods should advance, retroviruses can carry only about 8,000 base pairs of DNA information into a cell (and adeno-associated viruses only about 4,500 base pairs), which thus far, has not been sufficient to successfully correct the defective gene(s) in diseases requiring tightly regulated expression (e.g. thalassemia). In contrast, the Company's proprietary technology will allow, in principle, greater than 20,000 base pairs of DNA to be successfully microinjected into each stem cell. It also allows for co-delivery of enhancing factors (protein(s)) potentially necessary for the successful integration of new DNA information within the existing code or repair of mutations within the genome. Gene repair can not be easily accomplished using virus-based delivery systems, but the microinjection-mediated delivery of specialized small fragments of genetic material, will allow for successful gene repair of stem cells. The combination of microinjection-mediated gene repair, microinjection-mediated gene delivery, and viral gene delivery will enable GCI Gene Therapy Centers to apply the appropriate technique to achieve genetically modified stem cells.

Biohazardous Waste
------------------

     The Company does not produce any biohazardous waste. However, the Company does work with human blood products that must be handled and disposed of as biohazardous waste. The Company currently contracts with BFI Corporation to dispose of its biohazardous waste.

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Governmental Approval
---------------------
     As research and development progress and as mentioned above, the Company will seek a relationship with major pharmaceutical companies in order to take the technology through the required government regulatory process and FDA approval.

     The Company believes that the short term potential of gene therapy for the disease indications it is pursuing lies in the ex vivo genetic modification of cells. In the United States, gene therapy will be regulated by the FDA's Center for Biologic Evaluation and Research ("CBER"). For ex vivo gene therapy, CBER regulation places a statutory emphasis on manufacturing, that is, the genetic modification and processing of cells. To ensure compliance with FDA/CBER regulation, the Company will carry out the ex vivo modification and processing of cells at facilities under its own control.

     Before obtaining regulatory clearance for commercial sale of any potential products or services/therapies under development, the Company must demonstrate through preclinical studies and clinical trials that the potential product or service/therapy is safe and effective for use in humans for each target indication. The results from preclinical studies and early clinical trials may not be predictive of results that will be obtained in large-scale testing, and there can be no assurance that the Company's clinical trials will demonstrate sufficient safety and efficacy necessary to obtain the requisite regulatory clearance or will result in marketable products. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and efficacy of a potential product under development could delay or prevent regulatory approval of the potential product and would have a material adverse effect on the Company's business, financial condition and results of operations.

     The activities required before a pharmaceutical agent may be marketed in the United States begin with preclinical testing. Preclinical tests include laboratory evaluation of potential products and animal studies to assess the potential safety and efficacy of the product or service/therapy and its formulations. The results of these studies and other information must be submitted to the FDA as part of an investigational new drug application, which must be reviewed and approved by the FDA before proposed clinical testing can begin. Clinical trials involve the administration of the investigational new drug to healthy volunteers or to patients under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with Good Clinical Practices under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the investigational new drug application. Further, each clinical study must be conducted under the auspices of an independent institutional review board at the institution at which the study will be conducted. The institutional review board will consider, among other things, ethical factors and the safety of human subjects. In addition, certain protocols involving the use of genetically modified human cells must also be reviewed by the Recombinant Advisory Committee of the National Institutes of Health.

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     Typically, clinical testing involves a three-phase process. In Phase I, clinical trials are conducted with a small number of subjects to determine the early safety profile and pharmacology of the new therapy. In Phase II, clinical trials are conducted with groups of patients afflicted with a specific disease in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety. In Phase III, large scale, multicenter, comparative clinical trials are conducted with patients afflicted with a target disease in order to provide enough data for the statistical proof of efficacy and safety required by the FDA and others.
In the case of products or therapies for life-threatening diseases, the initial human testing is generally done with diseased patients rather than with healthy volunteers. Since these patients are already afflicted with the target disease, it is possible that such studies may provide results traditionally obtained in Phase II trials. These trials are frequently referred to as Phase I/II trials.

     The results of the preclinical and clinical testing, together with chemistry and manufacturing information, are submitted to the FDA in the form of a new drug application for a pharmaceutical product, and in the form of a product license application for a biological product, for approval to commence commercial sales. In responding to a new drug application or a product license application, the FDA may grant marketing approvals, request additional information or further research, or deny the application if it determines that the application does not satisfy its regulatory approval criteria. Approvals may not be granted on a timely basis, if at all, or if granted may not cover all the clinical indications for which the Company is seeking approval or may have contraindications with respect to conditions of use.

     The Company anticipates first demonstrating that the Company's technology works in an animal model before initiating clinical trails involving human patients. To address this, the Company anticipates it will isolate an enriched population of human blood stem cells and introduce, by microinjection (or other technology), a new gene (DNA) into the cells. The Company plans to then transfer the cells into mice lacking a fully developed immune system to show that: 1) the cells survive; 2) the cells adapt to the environment in the new host (engraft); 3) the engrafted cells produce new blood cells for an extended period of time; and 4) the gene introduced into the stem cells functions in the newly produced cells derived from the stem cells.

Research & Development
----------------------

     The Company's initial research and development efforts will focus on further optimization of their technology in order to achieve the efficiencies of stem cell genetic modification required for clinical application. Efficiencies of stem cell modification will be assessed both in laboratory experiments as well as in animal models. The target of the Company's research is to develop a procedure for genetically modifying blood stem cells applicable for treating a wide variety of genetically-based disease and disorders.

     The Company spent $353,939 in 1997 and $400,177 in 1998 on research and development and anticipates expending an additional $400,000 during the next twelve months. Research and development efforts will focus on improving, refining and testing the Company's technology. The Company will continue to develop the tools and technology appropriate for genetic modification of various cell types and most particularly blood stem cells.

                                     12
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The Company has established working relationships with investigators at several universities and biotechnology companies. These relationships add critical know how and expertise to that already present within Gene-Cell.

Number of Employees
-------------------
     The Company currently has three full-time employees, one of whom is a Ph.D. trained scientist, and five part-time employees, three of whom are Ph.D. trained scientists. The Company does not anticipate hiring additional employees within the next twelve months.

Reports to Security Holders
---------------------------

     Prior to the filing of this registration statement on Form 10-SB, the company was not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission ('SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 150 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company which may be viewed at http://www.sec.gov.
-------------------

The Year 2000 - Millennium Bug
------------------------------

     This concern, known as "The Year 2000" issue or "The Millennium Bug" is expected to affect a large number of computer systems and programs after the year 1999. The concern is that any computer function that requires a date calculation may produce errors or system failures. As a result, computer systems and/or software used by many companies will need to be upgraded to comply with "Year 2000" requirements.

     The Company has performed a complete assessment of the Year 2000 issue and has determined that no significant modifications to its existing computer software will be required and that its existing computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company further believes that costs related to the Year 2000 issue will be insignificant because the Company's systems have been designed to be Year 2000 complaint. Based on the Company's assessment of its relationships with significant suppliers, management believes that the Company does not have significant exposure with respect to third parties and their ability or inability to comply with Year 2000 issues.

     To date, the Company is unaware of any situation of noncompliance that would materially adversely affect its operations or financial condition. There can be no assurance, however, that instances of noncompliance which could have a material adverse effect on the Company's operations or financial condition have been identified. Additionally, there can be no assurance that the systems of other companies with which the Company transacts business will be corrected on a timely basis, or that failure by such third party entities to correct a Year 2000 problem, or a correction which is incompatible with the Company's information systems, would not have a material adverse effect on the Company's operations or financial condition.
                                     13

Item 2.   Plan of Operations
----------------------------
     For a complete understanding, this Plan of Operations should be read in conjunction with Part I. Item 1. Description of Business and Part F/S - Financial Statements to this Form 10-SB.

     Gene-Cell, Inc. is a Nevada corporation involved in biopharmaceutical research. The Company was originally incorporated as Becniel and subsequently adopted names changes to Tzaar Corporation and, finally, to Gene-Cell, Inc. The Company is considered a development stage enterprise because it has not yet generated revenue from sale of its products. Since its inception, the Company has devoted substantially all of its efforts to research and development and the search for sources of capital to fund its efforts.

     On December 28, 1996, Gene-Cell, Inc was acquired by Gene Systems, Inc. in a recapitalization transaction accounted for similar to a reverse acquisition, except that no goodwill was recorded. Gene-Cell, Inc. was the "acquired" company in the transaction, but remains the surviving legal entity. Prior to the acquisition, Gene-Cell, Inc. was a non-operating public shell corporation with no significant assets. Accordingly, the transaction was treated as an issuance of stock by Gene-Cell, Inc. for Gene Systems, Inc.'s net monetary assets, accompanied by a recapitalization. In connection with this transaction, Gene-Cell, Inc. issued 8,058,412 shares of common stock in exchange for all outstanding shares of Gene Systems, Inc. Since this transaction is in substance, a recapitalization of Gene Systems, Inc. and not a business combination, proforma information is not presented and a valuation of the company was not performed.

     During the period from inception, December 12, 1996 to June 30, 1999, the Company has not generated any revenue from sale of clinical products and does not expect to generate any material revenue from sale of clinical products for at least three to five years because during such time period, management will use substantially all Company resources for further development of its technology, including microinjection tools.

     As of June 30, 1999, the Company had an accumulated deficit of ($2,034,213) funded by paid-in capital. During the years ended December 31, 1998 and 1997, the Company had losses from operations of ($499,260) and ($427,527), respectively. The Company expects that losses from operations will continue at approximately $500,000 per year for each of the years ending December 31, 1999, 2000 and 2001. However, the Company does not expect to make any major capital expenditures in the foreseeable future. The Company expects that operating losses will continue until such time as product sales generate sufficient revenues to fund its continuing operations, as to which there can be no assurance.


     The Company has financed its operations mainly through the sale of its common stock and had been entirely dependent on outside sources of financing for continuation of operations. In January 1999, the Company received $500,000 under a promissory note collateralized by shares of its
common stock.   In January, 2000, the Company expects to receive an
additional $500,000 under the same secured promissory note. It is the belief of the Company that these funds will be sufficient for the Company to continue operations and its research and development efforts through December, 2000. At that time, the Company anticipates its research to be at a point that will allow the Company to seek a relationship with a major pharmaceutical company in order to take the technology through the required government regulatory process and FDA approval. The Company will consider additional equity financing as well as traditional bank loans and lines of credit if necessary. If the January 2000 funding under the secured promissory note fails to occur, that event would have a significant negative impact on the Company.

     The Company's capital requirements will depend on numerous factors, including the progress of its research and development programs; the time and cost involved in obtaining regulatory approvals; the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; the economic impact of competing technologies; developments and changes arising from the Company's continuing research; and the terms of any new collaborative, licensing and other arrangements that the Company may establish. The Company believes that its current assets and potential committed contributions from certain accredited investors will be sufficient to meet the Company's short-term operating expenses and capital expenditures. At the present time, however, there is no way to predict when and if any additional contributions may be made beyond those currently committed. Consequently, at the expiration of current commitments, the Company will need to seek one or more substantial new investors.

     The Company's ability to achieve profitability will depend, in part, on its ability to successfully develop clinical applications and obtain regulatory approvals for its products and to develop the capacity to manufacture and market such products on a wide scale. There is no assurance that the Company will be able to successfully make the transition from research and development to manufacturing and selling commercial microinjection therapy products on a broad basis. While attempting to make this transition, the Company will be subject to all risks inherent in a growing venture, including the need to produce reliable and effective products and to develop marketing expertise and an effective sales force.

     Further, the Company's success will depend, in part, on revenues derived from the sale of the vaccines in the health care market. In the event that the Company's market does not develop as anticipated, the Company's business, financial condition and results of operations would be adversely effected. Additionally, cost containment measures instituted by health care providers as a result of regulatory reform or otherwise could result in greater selectivity in the allocation of capital funds and such selectivity could have a material adverse effect on the Company's ability to sell the microinjection therapy and services.


                                     15

     The report from the Company's independent accountants includes an explanatory paragraph which describes substantial doubt concerning the ability of the Company to continue as a going concern, without continuing additional contributions to capital. The Company may incur losses for the foreseeable future due to the significant costs associated with research and development activities which will be necessary for further development of applications for the Company's microinjection therapy. See "Financial Statements - Report of Independent Accountants" and Note 9 - Going Concern Considerations.

Item 3.   Description of Property
---------------------------------

Property & Facilities
---------------------

     The Company owns the following filed patent applications:

          Title                                        Number
          --------------------------------             ----------------
          Nucleic Acid Constructs and                  PCT/US97/24236
          Uses thereof for Direct Nucleic
          Acid Incorporation into Cells

          Method and Device for                        PCT/US97/23781
          Microinjection of Macromolecules
          Into Non-Adherent Cells

     To accomplish its goals, the Company has established a research and development laboratory, located in the Clear Lake area between Houston and Galveston, Texas. It consists of approximately 2,000 square feet of fully-equipped, state of the art laboratory space. The lease term expires in March, 2000 and is renewable at market rate for an additional three year term.

     The Company's laboratory is fully operational with a fully functional climatized (dehumidified, air conditioned) room for microinjection and pulling microinjection needles. The laboratory is continuously monitored with fire and burglar alarm systems.

     The Company leases office equipment at a rate of $92.01 a month for 36 months. The lease agreement concludes in June 2000. The Company also leases lab equipment through nine separate leasing agreements for a total of $7,449.63 a month. All of the agreements are 36 month agreements and expire at various times ranging from June 2000 until July 2001.

Investment Policies
-------------------
     Currently the Company does not own any real property. In addition, the Company has no intention to purchase any real property at this time. Therefore, the Company does not have any policies with respect to investments in real estate or interests in real estate, real estate mortgages, or securities of/or interests in persons primarily engaged in real estate activities. However, the Company may pursue the purchases of real property if the need arises. These properties would not be pursued for investment purposes. Rather, they will be used to carry out the business of the Company.

                                     16

Item 4.   Security Ownership of Certain Beneficial Owners and Management
------------------------------------------------------------------------
     The following table sets forth as of June 3, 1999, the name and the number of shares of the Company's Common Stock, par value $.001 per share, held of record or beneficially by each person who held of record, or was known by the Company to own beneficially, more than 5% of the 17,778,412 issued and outstanding shares of the Company's Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.

Title of    Name and Address of            Amount and Nature of       Percentage of
Class       Beneficial Owner               Beneficial Ownership(2)    Class
------------------------------------------------------------------------------------
Common      Brian Davis (1)                2,024,000                  11.38%
            2107 Barrington Pointe Dr.,
            League City, TX 77573

Common      David B. Brown (1)             1,940,000                  10.91%
            2013 Charter Pointe Court,
            League City, TX 77573

Common      Michael R. Davis (1)           1,640,132                  9.23%
            22681 Sweet Meadow Lane,
            Mission Viejo, CA 92692

Common      Tom Kubota (1)                 1,500,000                  8.44%
            6 Thomas Irvine,
            California 92618

Common      Gunther Soraperra (1)          400,000                    2.24%
            Arlbergstrasse 119
            A-6751 Braz Austria

Common      Amafin Trust                   1,600,000                  9.00%
            c/o ATV
            Aeulestr. 5
            FL 9490 Vaduz
            Liechtenstein

Common      Auric Stiftung                 1,500,000                  8.44%
            c/o ATV
            Aeulestr. 5
            FL 9490 Vaduz
            Liechtenstein

                                          17


Common      Eurifa Anstalt                 1,600,000                  9.00%
            Meierhofstrasse 121
            Triesen, FL-9495
            Liechtenstein

Common      Rheinland Stiftung             1,600,000                  9.00%
            c/o ATV
            Aeulestr. 5
            FL 9490 Vaduz
            Liechtenstein
------------------------------------------------------------------------------------

Common      Officers, Directors and        7,504,132                  42.21%
            Nominees as a Group:
            5 persons
------------------------------------------------------------------------------------

(1) Officer and/or Director of the Company

(2) The term "beneficial owner" refers to both the power of investment (the right to buy and sell) and rights of ownership (the right to received distributions from the company and proceeds from sales of the shares). Inasmuch as these rights or shares may be held by more than one person, each person who has a beneficial ownership interest in shares is deemed the beneficial owners of the same shares because there is shared power of investment or shared rights of ownership.

     There are no arrangements which would result in a change in control of the Company.

Item 5.   Directors, Executive Officers, Promoters and Control Persons
----------------------------------------------------------------------

Name                Age       Position               Director or Officer Since
-----------------   -----     --------------------   -------------------------
Brian R. Davis      45        President, Director    January 1997
                              Chairman of the
                              Scientific Advisory
                              Board

David B. Brown      45        Secretary, Director,   January 1997
                              Director of Research
                              & Development

                                          18


Michael R. Davis    46        Treasurer, Director    January 1997

Tom Kubota          59        Chairman of the Board, January 1997
                              Director

Gunther Soraperra   39        Director               November 1997


     The following sets forth certain biographical information relating to the Company's Officers and Directors:

     Brian R. Davis, Ph.D., President, Director, and Chairman of the Scientific Advisory Board.
     ----------------------------------------------------------------
     Dr. Davis is a co-founder of Gene-Cell. Dr. Davis currently holds the position of Associate Professor, Department of Microbiology & Immunology and Department of Internal Medicine, and Senior Scientist, Sealy Center for Oncology & Hematology at the University of Texas Medical Branch (UTMB). Prior to joining UTMB, Galveston in 1995, Dr. Davis was a Visiting Scholar at the Department of Molecular Microbiology & Immunology at the Johns Hopkins School of Public Health in Baltimore Maryland (1994-1995) and spent nine years as Scientist at the Institute of Cancer Research/ Geraldine Brush Cancer Research Institute in San Francisco, holding the positions of Acting Director and Associate Director(1986-1995). Dr. Davis received his A.B. summa cum laude from Harvard University in 1976, received his Ph.D. from California Institute of Technology in 1980, and conducted his postdoctoral training at the University of California, Irvine from 1982-1986. Dr. Davis has an extensive list of publications in the fields of hematopoieses and retrovirology.

     David B. Brown, Ph.D., Secretary, Director, and Director of Research and Development.
     --------------------------------------------------------------------
     Dr. Brown is a co-founder of Gene-Cell. Dr. Brown currently holds the position of Assistant Professor, Department of Human Biological Chemistry and Genetics, at University of Texas Medical Branch (1987-present), and director of the Microinjection/Microdissection Core Facility, Sealy Center for Oncology and Hematology, UTMB (1995-present). Dr. Brown received his B.S. (1975) and M.S. (1978) from Colorado State University, received his Ph.D. in 1982 from the University of Texas Health Science Center at Houston, and conducted his postdoctoral training at the University of Texas System Cancer Center and at Yale University. Dr. Brown has published extensively in the fields of microinjection and reproductive biology.

     Michael R. Davis, Treasurer, Director.
     --------------------------------------
     Mr. Davis is a co-founder of Gene-Cell. Mr. Davis graduated with honors in economics and business from Harvard University in 1975, pursuing graduate business studies thereafter at the Harvard Business School, UCI and Clairemont's Peter Drucker Graduate School of Management. He assisted in the founding of EPL Prolong, Inc. He has headed up the Maruzen Co. Ltd. expansion and investment efforts in the United States from 1990 to 1997. Mr. Davis is also the founder and chairman of Mustard Seed Foundation, a nonprofit charity dedicated to alleviating world poverty and disease. Mr. Davis served as president of Gene-Cell from its inception in December of 1996 up until Brian R. Davis took over the responsibilities in late 1997. In the past five years, Mr. Michael Davis served as president of Emthree Corp. up to October 1997, and since 1997 he has focused on and served as president of EPL Prolong, Inc.
                                     19

     Tom Kubota, Director, Chairman of the Board.
     --------------------------------------------
     Mr. Kubota has thirty years of experience in the investment banking, securities and corporate finance field. He held the position of Vice President at Drexel Burnham Lambert; at Stem, Frank, Meyer and Fox; and at Cantor Fitzgerald. Mr. Kubota is the president of Nanko Corporation which specializes in capital formation services for high technology and natural resources companies. He has expertise in counseling emerging public companies and has previously served as a director of both private and public companies. For the last five years, Mr. Kubota has been primarily serving as V.P. of investor relations at Prolong Superlubricants.

     Gunther Soraperra, Director.
     ----------------------------
     Mr. Soraperra graduated as master in economics and business administration from the University of Graz, Austria in 1990. He lectured as Professor of Economics and Business Administration at the Academy of Economics in Bludenz, Austria. He has seven years experience in international investments, international commercial transactions, financial advice, and capital management. Prior to his University studies he worked for four years in industry. There he specialized in international sales, marketing and administration. In 1992 Mr. Soraperra founded Eurotrade, an Austrian counseling company in international business. He currently serves as president of Eurotrade and has done so since its inception in 1992.

Significant Employees
---------------------

     Judith I. Yannariello-Brown, Ph.D., Senior Scientist, Project Leader, and Director of Cell Biology Group.
     ---------------------------------------------------------------------
     Dr. Yannariello-Brown currently holds the position of Assistant Professor, Department of Human Biological Chemistry and Genetics, University of Texas Medical Branch (1993-present), and director of the Hematopoietic Stem Cell Facility, Sealy Center for Oncology and Hematology, UTMB (1997-present). Prior to this, Dr. Yannariello-Brown was Assistant Professor of Ophthalmology and Visual Sciences, UTMB. Dr. Yannariello-Brown received her B.S. from Rutgers University, received her M.S. at the University of Texas System Cancer Center, Graduate School of Biomedical Sciences, received her Ph.D. at Yale University, and conducted her postdoctoral training at UTMB. Dr. Yannariello-Brown has published extensively in the field of cell- cell and cell-matrix interactions.

     Nicole L. Prokopishyn, Ph.D., Research Scientist II.
     ----------------------------------------------------
     Dr. Prokopishyn joined the Company in 1997 after receiving her Ph.D. from the University of Saskatchewan. She previously received her B.Sc. with Honors from the University of Saskatchewan (1991).


                                     20

Dependence Upon Key Personnel
-----------------------------
     The Company has an acute dependence upon certain key members of management and technical personnel. Particular reliance is made on Brian
R. Davis, Ph.D. and David B. Brown, Ph.D. Certain other key personnel have been and will continue to be added on an "as needed" basis to complete the tactical management group. Because of the specialized nature of the Company's business, the Company's ability to achieve success will depend, in part, upon its ability to attract and retain highly qualified people in the areas of management and technology while maintaining relationships with leading research institutions. The loss of Drs. Davis or Brown, or other key individuals may adversely affect the Company's business and prospects. At this time, the Company does not carry key man life insurance on any of its employees.

Family Relationships
---------------------

     Michael R. Davis, Treasurer and Director of the Company, is the brother of Brian R. Davis, President and Director of the Company. Judith
I. Yannariello-Brown, Senior Scientist, Project Leader and Director of Cell Biology Group, is the wife of David B. Brown, Secretary, director and Director of Research and Development of the Company.

Involvement in Legal Proceedings
--------------------------------

     To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

     (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

     (3) was the subject of any order, judgement or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities;

          (i) acting as a future commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, of engaging in or continuing any conduct or practice in connection with such activity;

                                     21

          (ii) engaging in any type of business practice; or

          (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

     (4) was the subject of any order, judgement, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

     (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated;

     (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.


Item 6.   Executive Compensation
---------------------------------

                              SUMMARY COMPENSATION TABLE
                                                             Long Term Compensation
                                                           -------------------------
                        Annual Compensation        Awards                   Payouts
                   ------------------------------ -------- -------------------------
                                            Other  Restr-              LTIP
                                           Annual   icted            Payout
Principal                          Bonus  Compen-   Stock  Options  Compen-      All
Position          Year   Salary        $   sation  Awards    /SARs   sation    Other
-------------------------------------------------------------------------------------
Brian R. Davis    1998  $30,000      -0-      -0-     -0-      -0-      -0-      -0-
President         1997  $30,000      -0-      -0-     -0-      -0-      -0-  $40,000
                  1996      -0-      -0-      -0-$220,000      -0-      -0-      -0-

David B. Brown    1998  $26,712      -0-      -0-     -0-      -0-      -0-      -0-
Secretary         1997  $25,440      -0-      -0-     -0-      -0-      -0-  $40,000
                  1996      -0-      -0-      -0-$220,000      -0-      -0-      -0-

Michael R. Davis  1998      -0-      -0-      -0-     -0-      -0-      -0-      -0-
Treasurer         1997      -0-      -0-      -0-     -0-      -0-      -0-      -0-
                  1996      -0-      -0-      -0-$385,000      -0-      -0-      -0-

                                     22



     The Company provides an employee benefits program for its full time employees which includes Medical/Dental/Life Insurance and a simple IRA with matching funds of up to 3% of salary.

     In 1996, Brian R. Davis and David B. Brown were granted 2,000,000 shares each as compensation for services. The shares were valued at $0.11 per share and resulted in compensation of $220,000 for each of these two officers.

     In 1996, Michael R. Davis was granted 3,500,000 shares in consideration for services such as assistance in founding the Company and managerial efforts and in return for a $7,500 note to the Company. These shares were valued at $0.11 per share and resulted in compensation of $385,000. During 1999 Mr. Davis voluntarily returned 1,000,000 shares of common stock to the Company because at the time of the original issuance of 3,500,000 shares, Mr. Davis planned to use 1,000,000 of the shares to compensate attorneys and other providers of professional services for the Company. However, management ultimately decided to use cash to pay for such services. The Company assigned no value to the 1,000,000 returned shares because they were considered treasury shares and valued at cost. At the date of original issue, the 1,000,000 shares were valued and charged to compensation expense based upon the estimated fair value of the Company's common stock at the date of issue as established by a Regulation S offering in December 1996.

     In 1997, Brian R. Davis and David B. Brown were compensated $40,000 each as compensation for assignment of patents to the Company.

     The shares issued to stockholders/officers of Genesystems, Inc. were restricted by legend and could not be sold or otherwise transferred for a period of eighteen months from the date of issue. The restrictions originally attached to the shares have since lapsed and the shares may now trade as permitted by law.

Compensation of Directors
-------------------------

     None

Employment Contracts and Termination of Employment and Change in Control Arrangement
------------------------------------------------------------------------
     None.

Item 7.   Certain Relationships and Related Transactions
--------------------------------------------------------
     In consideration of Mr. Michael R. Davis making a loan of $7,500 in December 1996 and for compensation of services such as assistance in founding the Company and managerial efforts, the Company gave Mr. Davis 3,500,000 restricted common shares. Approximately 3,431,818 of the shares were for services. These shares had a market value of $0.11 per share or $385,000. Mr. Davis returned 1,000,000 shares of common stock to the Company because at the time of the original issuance of 3,500,000 shares, Mr. Davis planned to use 1,000,000 of the shares to compensate attorneys and other providers of professional services for the Company. However, management ultimately decided to use cash to pay for such services.


                                     23


     In December 1997, Michael R. Davis, Treasurer and Director of the Company, leased certain equipment to the Company under a direct finance lease agreement. Mr. Davis purchased $7,876 of office equipment, office furniture, lab equipment (e.g. Fax machine, answering machine, refrigerator, dehumidifiers, typewriter, deskjet printer, VCR, laser printer, desks, slide projector) and is leasing it to Gene-Cell at 18% interest over 60 months. The lease provides for monthly lease payments of $200 per month through November 2002. The Company believes this equipment lease to be no more or less favorable to the Company than leases with unrelated third parties.

Item 8.   Description of Securities
-----------------------------------
     The Company's authorized capital stock consists of 100,000,000 shares of common stock with $.001 par value. The Company has 17,778,412 outstanding shares of its common stock, all of which are validly issued, fully paid and nonassessable. Holders of the common stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefore. Any such dividends may be paid in cash, property, or shares of the Company's common stock.

     All shares of the Company's common stock have equal voting rights and, when validly issued and outstanding, will have one vote per share on all matters to be voted upon by the shareholders. Cumulative voting in the election of directors is not allowed, and a quorum for shareholder meetings shall result from a majority of the issued and outstanding shares present or by proxy. Accordingly, the holders of a majority of the shares of common stock present, in person or by proxy, at any legally convened shareholders' meeting at which the Board of Directors is to be elected, may be able to elect all directors and the minority shareholders may not be able to elect a representative to the Board of Directors.

     The Company appointed Pacific Stock Transfer as the transfer agent and registrar for the Company's securities.

Stock Option Plan
-----------------
     The purpose of the Company's 1996 Stock Option Plan (the "Plan") is to enable the Company to offer to its key employees, officers, directors, consultants and sales representatives whose past, present and/or potential contributions to the Company and its Subsidiaries have been, are or will be important to the success of the Company, an opportunity to acquire a proprietary interest in the Company. The various types of long-term incentive awards which may be provided under the Plan will enable the Company to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.


     The total number of shares reserved and available for distribution under the Plan shall be 2,500,000 shares. These shares will underlie the Options issued by the Company pursuant to the Plan. The Option holders will not be protected against dilution if the Company should issue additional shares of Common Stock in the future. Neither the Options, nor the shares underlying the Options have preemptive rights.

     In the case of any reclassification, change, consolidation, merger, sale or conveyance of Common Stock of the Company to another corporation, the Company will make adequate provision whereby the registered holders of any outstanding Option will have the right thereafter to receive and e1xercise of the Options immediately prior to the reclassification, change, consolidation, merger, sale or conveyance of common stock by the Company.

     Other provisions of the Options are set forth below. This information is subject to the provisions of the Plan and the Stock Option Certificates representing the Options. The following information is a summary of the Gene-Cell, Inc., 1996 Stock Options Plan and is qualified by reference to the plan. (See the "Gene-Cell, Inc., 1996 Stock Option Plan" attached hereto as Exhibit 12.1)

     1. The Common Stock underlying the Options offered pursuant to the Plan are subject to the same rights and restrictions as the Company's other shares of authorized Common Stock. (See "Description of Common Stock").

     2. Once an Option is granted, it may not be called by the Company.

     3. The Common Stock underlying the Options offered pursuant to this Registration Statement are offered in registered form. The Options may not be sold prior to six months from the date of the grant of the related award without prior approval of the Company.

     4. Unless exercised within the time provided for exercise, the Options will automatically expire.

     5. The exercise price per share of Stock purchasable under a Stock Option shall be determined by the Committee at the time of grant and may not be less than 100% of Fair Market Value of the Stock, provided however, that the exercise price of an Incentive Stock Option granted to a 10% Stockholder shall not be less than 110% of the Fair Market Value of the Stock.

     6. There is no minimum number of shares of equity securities which must be purchased upon exercise of the Option.

                                     25

     7 .     The Option holders, in certain instances, are protected
against dilution of their interest represented by the underlying shares of Common Stock upon the occurrence of stock dividends, stock splits, reclassifications and mergers.

     8 .     The holders of the Options shall have the right to vote on any matter submitted to the holders of the Company's equity securities and they are entitled to receive and retain all regular cash dividends and other cash equivalent distributions as the board may in its sole discretion designate, pay or distribute.

     Under this stock option plan, the Company has granted options for a total of 7,815 shares at an exercise price of $1.00 per share. To date, none of these options have been exercised.

                                  PART II

Item 1.   Market Price of and Dividends on the Registrant's Common Equity
          and other Shareholder Matters.
---------------------------------------------------------------------------
     The Company's common stock is listed on the Over the Counter Bulletin Board ("OTCBB"), under the symbol "GCLL". As of June 3, 1999 the Company had 99 shareholders holding 17,778,412 shares of common stock. Of the issued and outstanding common stock 4,553,743 are free trading, the balance are restricted stock as that term is used in Rule 144. The Company has never declared a dividend on its common Stock.

                                    CLOSING BID              CLOSING ASK
                                --------------------   --------------------
                                     HIGH       LOW         HIGH       LOW
                                ---------- ---------   ---------- ---------
1997
----
Second Quarter                       2.50     1.125         3.00     1.625
First Available
(April 11)
Third Quarter                        2.50     1.75          3.00     2.75
Fourth Quarter                       2.50     2.00          3.00     2.375

1998
----
First Quarter                       2.625     2.00          3.25     2.25
Second Quarter                      2.25      1.125         3.00     1.50
Third Quarter                       1.375     0.625         1.625    0.75
Fourth Quarter                      0.625     0.50          0.875    0.625

1999
----
First Quarter                       0.50      0.40625       0.625    0.4375
Second Quarter                      0.625     0.40625       0.8125   0.4375

     The above quotations, as provided by the National Quotation Bureau, LLC., represent prices between dealers and do not include retail markup, markdown or commission. In addition, these quotations do not represent actual transactions.

                                     26

Item 2.   Legal Proceedings.
----------------------------
       The Company not a party to any pending material legal proceedings. To the knowledge of management, no federal, state, or local governmental agency is presently contemplating or proceeding against the Company. To the knowledge of the management, no director, officer or affiliate of the Company or owner of record or beneficiary of more than 5% of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3.   Changes in and Disagreements with Accountants
-------------------------------------------------------
     (a) On May 15, 1998 the Company engaged Ham, Langston & Brezina, L.L.P. ("Ham, Langston & Brezina") as its independent accountant. The decision to engage Ham, Langston & Brezina as the Company's independent accountant was recommended by the Company's Chief Executive Officer and approved by the Company's Board of Directors.

     (b) In a report dated January 27, 1997, Schvaneveldt and Company, Certified Public Accountants, reported on the Company's financial statements as of December 31, 1996, 1995 and 1994, and the related statements of operations, stockholders' equity and cash flows for the years then ended, and for the period from inception, December 1, 1986 to December 31, 1996. Such report did not contain an adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principles. Schvaneveldt and Company, Certified Public Accountants, understands that they were dismissed as the Company's independent accountants effective January 30, 1997. The decision to dismiss Schvaneveldt and Company was made by the Company's Chief Executive Officer and neither recommended or approved by the Company's Board of Directors. Thereafter, the Company engaged Ham, Langston & Brezina as its independent accountants on May 15, 1998.


     (c) During the two years ended December 31, 1996 and 1995, and the subsequent interim period to May 15, 1998 preceding the decision to engage independent accountants, neither the Company nor anyone on its behalf consulted Ham, Langston & Brezina, L.L.P. regarding either the application of accounting principles to a specified transactions, either completed or proposed, or the type of audit

          opinion that might be rendered on the Company's financial statements, nor has Ham, Langston & Brezina, L.L.P. provided to the Company a written report or oral advice regarding such principles or audit opinion.

     (d) During the two years ended December 31, 1996 and 1995, and for the period from December 31, 1996 to January 30, 1997, the date of dismissal, there were: (i) no disagreements between the Company and Schvaneveldt and Company on any matter or accounting principles or practice, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Schvaneveldt and Company would have caused it to make reference thereto in its report; and (ii) no reportable events as defined in paragraph 304(a)(1)(iv) of Regulation S-B.

     Schvaneveldt and Company, Certified Public Accountants, has provided the Company with a letter pursuant to Rule 304 of Regulation S-B.

Item 4.   Recent Sales of Unregistered Securities
-------------------------------------------------

     (a)  Securities sold

          1.   Regulation S Offerings
          ---------------------------

          Date of Sale        Title          Amount of Securities Sold
          ----------------    ------------   --------------------------
          December 1996       Common         3,500,000

          December 1997       Common         600,000

          March 1998          Common         120,000

          August 1998         Common         6,000,000

          2.   Section 4(2) Offerings
          ---------------------------
          Date of Sale        Title          Amount of Securities Sold
          ----------------    ------------   --------------------------
          December 1996       Common         7,500,000


                                     28

  (b)     Underwriters and other purchasers

          1.   Regulation S Offerings
          ---------------------------

          All securities were sold to non U.S. persons.

          2.   Section 4(2) Offerings
          ---------------------------
          The securities were not publicly offered. The securities were issued to officers and directors as compensation for services rendered to the Company and in consideration of a loan made to the Company by an Officer and Director.

     (c)  Consideration
     ------------------
          1.   Regulation S Offering
          --------------------------
          The aggregate offering price for sales made under the Regulation
          S Offering was as follows:

          December 1996       $383,500

          December 1997       $135,000

          March 1998          $30,000

          August 1998         $1,500,000

          2.   Section 4(2) Offerings
          ---------------------------
          The Company received services in exchange for the issued shares.

     (d)     Exemption from registration claimed.
     --------------------------------------------
          1.     Regulation S Offerings
          -----------------------------
          The securities were sold pursuant to Regulation S as promulgated by the Securities and Exchange Commission under the Securities
          Act of 1933, as amended. The Company did not offer the securities to any person in the United States, any identifiable groups of
          U.S. citizens abroad, or to any U.S. Person as that term is defined in Regulation S. At the time the buy order was
          originated, the Company reasonably believed the Buyer was outside of the United States and was not a U.S. Person. The Company
          reasonably believed that the transaction had not been pre-
          arranged with a buyer in the United States. The Company has not nor will engaged in any "Directed Selling Efforts" and reasonably believes the Buyer has not nor will engage in any "Directed
          Selling Efforts." The Company reasonably believed the Buyer purchased the securities for its own account and for investment purposes and not with the view towards distribution or for the account of a U.S. Person.

                                     29

          2.     Section 4(2) Offerings
          -----------------------------
          The Company relied upon section 4(2) of the Securities Act of
          1933 to effect the sale of the shares. All shares were sold in private transactions not involving any public solicitation or offering.

     (e)      Terms of conversion or exercise
     ----------------------------------------
          1.   Regulation S Offering
          --------------------------
          Not applicable

          2.      Section 4(2) Offerings
          ------------------------------
          Not applicable

     (f)      Use of Proceeds
     ------------------------
          1.   Regulation S Offering
          --------------------------
          All proceeds from the Regulation S offerings were used for working capital for the  Company.

          2.      Section 4(2) Offerings
          ------------------------------
          There were no cash proceeds from the  sale of shares.

Item 5.   Indemnification of Directors and Officers
----------------------------------------------------
     The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

     The registrant's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business
Corporation Act.

      (a) Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

                                     30

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contenders or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3 .     To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                                     31


          (a) By the stockholders;

          (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

          (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

          (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation.
The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

          (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection
          2 or for the advancement of expenses made pursuant to subsection
          5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

          (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.



                                     32

                                 PART III

Item 1. Index and Description of Exhibits


Exhibit
Number         Title of Document                                  Location
-----------    ---------------------------------------------  -------------
2.01           Articles of Incorporation                          As Filed

2.02           Certificate of Amendment                           As Filed
               To the Articles of Incorporation Of
               Becniel Corporation

2.03           Articles of Amendment to                           As Filed
               Articles of Incorporation of
               Tzaar Corporation

2.04           Amendment to the Articles                          As Filed
               of Incorporation of
               Tzaar Corporation

2.05           Certificate of Amendment of                        As Filed
               Articles of Incorporation of
               Gencell, Inc.

2.06           Articles of Exchange for the                       As Filed
               Exchange of Genesystems, Inc.
               For shares of Tzaar Corporation

2.07           Bylaws                                             As Filed

6.1            Assignment of Patent, "Method and                  As Filed
               Device in Microinjection of Macromolecules
               with Non-Adherent Cells."

6.2            Assignment of Patent, "Nucleic Acid                As Filed
               Constructs and Uses thereof for
               Direct Nucleic Acid Incorporation
               Into Cells.

6.3            Secured Promissory Note                            As Filed

12.1           1996 Stock Option Plan                             As Filed

16             Letter Regarding Change in Certifying          See Attached
               Accountant

27             Financial Data Schedule                        See Attached

Item 2.        Description of Exhibits

               See Item 1.

                                     34



                                SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.

                                   Gene-Cell, Inc.

Date: February 16, 2000            By: /s/ Brian R. Davis, Ph.D.
                                   -----------------------------------
                                   President


Date: February 16, 2000            By: /s/ Michael R. Davis
                                   -----------------------------------
                                   Treasurer


                                     35








                              GENE-CELL, INC.

                  (A CORPORATION IN THE DEVELOPMENT STAGE)

                            -------------------

                            FINANCIAL STATEMENTS

                   WITH REPORT OF INDEPENDENT ACCOUNTANTS

              as of December 31, 1998 and for the years ended

                        December 31, 1998 and 1997,

           and for the period from inception, December 12, 1996,

                            to December 31, 1998

















                                    F-1


                              GENE-CELL, INC.

                  (A CORPORATION IN THE DEVELOPMENT STAGE)

                             TABLE OF CONTENTS

                              ---------------


                                                                      Page
                                                                      -----
Report of Independent Accountants                                     F-2

Financial Statements:

  Balance Sheet as of December 31, 1998                               F-3

  Statement of Operations for the years ended
    December 31, 1998 and 1997, and for the period
    from inception, December 12, 1996, to December 31,
    1998                                                              F-4

  Statement of Stockholders' Equity for the years
    ended December 31, 1998 and 1997, and for the
    period from inception, December 12, 1996, to
    December 31, 1998                                                 F-5

  Statement of Cash Flows for the years ended
    December 31, 1998 and 1997, and for the period
    from inception, December 12, 1996, to
    December 31, 1998                                                 F-7

Notes to Financial Statements                                         F-8










                                    F-2










                     Report of Independent Accountants
                    -----------------------------------



To the Stockholders and Directors
Gene-Cell, Inc.


We have audited the accompanying balance sheet of Gene-Cell, Inc. (a corporation in the development stage) as of December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997, and for the period from inception, December 12, 1996, to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gene-Cell, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997, and for the period from inception, December 12, 1996, to December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements and discussed in Note 9, the Company has incurred significant recurring losses from operations since inception and is dependent on outside sources of financing for continuation of its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to this matter are also discussed in Note 9. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          /s/ Ham, Langston & Brezina, L.L.P.
June 15, 1999                             -----------------------------------
Houston, Texas


                                          F-3

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                               BALANCE SHEET
                             December 31, 1998
                                 __________

     ASSETS
     ------
Current assets:
  Cash and cash equivalents                                         $  109,408
                                                                    -----------
    Total current assets                                               109,408

Laboratory equipment under capital leases,
  net of accumulated amortization of $55,305                           153,256
Deposits                                                                18,322
                                                                    -----------
      Total assets                                                  $  280,986
                                                                    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current liabilities:
  Current portion of capital lease obligations                      $   71,572
  Accounts payable and accrued liabilities                              13,753
                                                                    -----------
    Total current liabilities                                           85,325

Capital lease obligations, net of current
  portion                                                               62,300
                                                                    -----------
      Total liabilities                                                147,625
                                                                    -----------
Commitment and contingencies

Stockholders' equity (deficit):
  Common stock, $.001 par value, 100,000,000
    shares authorized, 18,778,412 shares
    issued and outstanding                                              18,778
  Additional paid-in capital                                         2,882,509
  Subscription receivable                                           (1,000,000)
  Losses accumulated during the development
    stage                                                           (1,767,926)
                                                                    -----------
    Total stockholders' equity                                         133,361
                                                                    -----------
      Total liabilities and stockholders'
        equity                                                      $  280,986
                                                                    ============
                           See accompanying notes.
                                    F-4

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                          STATEMENT OF OPERATIONS
             for the years ended December 31, 1998 and 1997 and
   for the period from inception, December 12, 1996, to December 31, 1998
                                 __________

                                             Year Ended    Year Ended Inception to
                                           December 31,  December 31, December 31,
                                                   1998          1997         1998
                                            ------------  ------------ ------------
Operating, general and
  administrative expenses                    $  115,094    $   16,480  $   540,213
Research and development costs                  353,939       400,177    1,178,616
                                            ------------  ------------ ------------
     Loss from operations                      (469,033)      416,657    1,726,829

Interest income                                   3,168         1,768        4,936
Interest expense                                (33,395)      (12,638)     (46,033)
                                            ------------  ------------ ------------
Net loss                                     $ (499,260)   $ (427,527) $(1,767,926)
                                            ============  ============ ============

Weighted average shares outstanding          12,801,527    12,058,412
                                            ============  ============
Basic and diluted loss
  per common share                           $    (0.04)   $    (0.04)
                                            ============  ============

                               See accompanying notes.

                                         F-5


                                   GENE-CELL, INC.
                       (A CORPORATION IN THE DEVELOPMENT STAGE)
                          STATEMENT OF STOCKHOLDERS' EQUITY
             for the years ended December 31, 1998 and 1997, and for the period from inception, December 12, 1996 to December 31, 1998


                                                                    Losses
                                                               Accumulated
                                                                    During
                                   Addi-             Subscri-          the
                 Common Shares    tional  Unissued      ption       Devel-
          --------------------   Paid-In    Common     Recei-       opment
               Shares  Amount    Capital     Stock      vable        Stage     Total
          ----------- -------- ---------- --------- ---------- ------------ ---------
Balance at
inception,
December
12, 1996            -  $    -  $       -  $      -  $       -   $       -    $     -


Shares
issued as
compens-
ation at
a price
of $0.11
(See
Note 2)     7,500,000   7,500    817,500         -          -            -   825,000

Recapit-
alization
effective
December
28, 1996,
total
shares
outsta-
nding of
8,558,412   1,058,412   1,058     (1,058)        -          -            -         -

Net
proceeds
from a
private
placement
of common
stock at a
price of
$0.11 per
share, net
of offering
costs of
$49,100     3,500,000   3,500    329,900         -          -            -   333,400

Net loss,
as
restated
(See
Note 2)             -       -          -         -          -     (841,139) (841,139)
          ----------- -------- ---------- --------- ---------- ------------ ---------
Balance
at
December
31, 1996,
as
restated
(See
Note 2)    12,058,412  12,058  1,146,342         -          -     (841,139)  317,261

Proceeds
from
private
placement
of 600,000
shares
of common
stock at a
price of
$0.25 per
share, net
of offering
costs         100,000     100     22,400   112,500          -            -   135,000

Net loss            -       -          -         -          -     (427,527) (427,527)
          ----------- -------- ---------- --------- ---------- ------------ ---------
Balance
at
December
31, 1997   12,158,412 $12,158 $1,168,742  $112,500  $       -  $(1,268,666) $ 24,734
          ============ ======= ========== ========= ========== ============ =========
                               See accompanying notes.
                                         F-6


                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                STATEMENT OF STOCKHOLDERS' EQUITY, Continued
        for the years ended December 31, 1998 and 1997, and for the period from inception, December 12, 1996 to December 31, 1998

                                      __________
                                                                    Losses
                                                               Accumulated
                                                                    During
                                   Addi-             Subscri-          the
                Common Shares     tional  Unissued      ption       Devel-
          --------------------   Paid-In    Common     Recei-       opment
               Shares  Amount    Capital     Stock      vable        Stage     Total
          ----------- -------- ---------- --------- ---------- ------------ ---------

Balance
at
December
31, 1997   12,158,412 $12,158 $1,168,742  $112,500    $     -  $(1,268,666)  $24,734

Issuance
of shares
for which
proceeds
were
received
in 1997       500,000     500    112,000  (112,500)         -            -         -

Notes
payable
to
stock-
holders
contri-
buted
as
addit-
ional
paid-in
capital             -       -     77,887         -          -            -    77,887

Proceeds
from
private
placement
of common
stock at a
price of
$0.25 per
share       6,120,000   6,120  1,523,880         - (1,000,000)           -   530,000

Net loss            -       -          -         -          -     (499,260) (499,260)
          ----------- -------- ---------- --------- ---------- ------------ ---------
Balance
at
December
31, 1998  18,778,412  $18,778 $2,882,509  $   -   $(1,000,000) $(1,767,926) $133,361
          =========== ======== ========== ========= ========== ============ =========
                               See accompanying notes.
                                         F-7


                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                           STATEMENT OF CASH FLOWS
            for the years ended December 31, 1998 and 1997, and
   for the period from inception, December 12, 1996, to December 31, 1998
                        ---------------------------

<Caption
                                              Year ended    Year Ended  Inception to
                                                December      December      December
                                                31, 1998      31, 1997      31, 1998
                                             ------------  ------------  ------------
Cash flows from operating activities:
  Net loss                                    $ (499,260)   $ (427,527)  $(1,767,926)
  Adjustments to reconcile net loss
    to net cash used in operating
    activities:
    Common stock issued as compensation
      or in payment of accounts payable                -             -       825,000
    Depreciation and amortization                 41,411        13,894        55,305
    Notes payable to stockholders issued
      for patent costs                                 -        20,000             -
    Changes in operating assets and
      liabilities:
      Decrease (increase) in accounts
        receivable from lease company              5,668        (5,668)            -
      Increase in deposits                          (828)      (17,494)      (18,322)
      Increase in accounts payable                12,303         2,000        13,753
                                             ------------  ------------  ------------
        Net cash used in operating
          activities                            (440,706)     (414,795)     (892,190)
                                             ------------  ------------  ------------
Cash flows from financing activities:
  Proceeds from sale of common stock             530,000       135,000     1,062,500
  Payment of stock offering costs                      -       (49,100)      (64,100)
  Proceeds from notes payable to
    officers and stockholders                     10,000        87,887       117,887
  Payments on notes payable to officers
    and stockholders                             (40,000)            -       (40,000)
  Payments on capital lease obligations          (57,451)      (17,238)      (74,689)
                                             ------------  ------------  ------------
        Net cash provided by financing
          activities                             442,549       156,549     1,001,598
                                             ------------  ------------  ------------
Net increase (decrease) in cash and
  cash equivalents                                 1,843      (258,246)      109,408

Cash and cash equivalents at beginning
  of period                                      107,565       365,811             -
                                             ------------  ------------  ------------
Cash and cash equivalents at end of
  period                                     $   109,408   $   107,565   $   109,408
                                             ============  ============  ============


                          See accompanying notes.
                                    F-8


                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                       NOTES TO FINANCIAL STATEMENTS
              as of December 31, 1998 and for the years ended
                        December 31, 1998 and 1997,
           and for the period from inception, December 12, 1996,
                            to December 31, 1998
                           ---------------------

1:   Organization and Summary of Significant Accounting Policies
     -----------------------------------------------------------
     Gene-Cell, Inc. (the "Company") is a Nevada Corporation involved in biopharmaceutical research. The Company's research is directed at developing gene-based therapies for treatment of a wide variety of genetic diseases and disorders using its proprietary technology for microinjecting DNA and proteins into living cells. The Company was originally incorporated as Genesystems, Inc. on December 12, 1996 and subsequently adopted a name change to Gene-Cell, Inc. upon completion of a recapitalization in December 1996. The recapitalization occurred in December 1996 when the Company acquired the non-operating shell of Tzaar Corporation. Tzaar Corporation had no net assets or liabilities at the date of acquisition. (See Note 3) The historical financial statements presented herein are those of Gene-Cell, Inc. and its predecessor, Genesystems, Inc. The Company is considered a development stage enterprise because it has not yet generated revenue from sale of its products. Since its inception, the Company has devoted substantially all of its efforts to research and development and the search for sources of capital to fund its efforts. Following is a summary of the Company's significant accounting policies:

     Significant Estimates
     ---------------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from estimates making it reasonably possible that a change in the estimates could occur in the near term.

     Cash and Cash Equivalents
     -------------------------
     The Company considers all highly liquid short-term investments with an original maturity of three months or less when purchased, to be cash equivalents.


                                 Continued
                                    F-9

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
              as of December 31, 1998 and for the years ended
                        December 31, 1998 and 1997,
           and for the period from inception, December 12, 1996,
                            to December 31, 1998
                            --------------------

1:   Organization and Summary of Significant Accounting Policies, continued
     ----------------------------------------------------------------------
     Laboratory Equipment
     --------------------
     Laboratory equipment acquired under capital leases is recorded at cost and depreciated on the straight-line method over a five year estimated useful life. Accordingly the weighted average life of the company's laboratory equipment under capital leases is five years. Expenditures for normal repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in operations.

     Income Taxes
     ------------
     The Company uses the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial amounts at year-end. The Company provides a valuation allowance to reduce deferred tax assets to their net realizable value.

     Research and Development Expenses
     ---------------------------------
     Research and development costs are expensed as incurred. These costs consist of direct and indirect costs associated with specific projects.

     Stock-Based Compensation
     ------------------------
     Stock-based compensation is accounted for using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", rather than applying the fair value method prescribed in Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". The Company applies the disclosure only provisions of SFAS No. 123.




                                 Continued
                                    F-10

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
              as of December 31, 1998 and for the years ended
                        December 31, 1998 and 1997,
           and for the period from inception, December 12, 1996,
                            to December 31, 1998
                            --------------------

1:   Organization and Summary of Significant Accounting Policies, continued
     ----------------------------------------------------------------------
     Loss Per Share
     --------------
     Basic and diluted net loss per share is computed on the basis of the weighted average number of shares of common stock outstanding during each period. Potentially dilutive options that were outstanding during 1998, were not considered in the calculation of diluted earnings per share because the Company's net loss rendered their impact anti-dilutive. Accordingly, basic and diluted loss per share were identical for the years ended December 31, 1998 and 1997.

     Fair Value of Financial Instruments
     ------------------------------------
     The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

     Comprehensive Income
     --------------------
     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, which requires a company to display an amount representing comprehensive income as part of the Company's basic financial statements. Comprehensive income includes such items as unrealized gains or losses on certain investment securities and certain foreign currency translation adjustments. The Company's financial statements include none of the additional elements that affect comprehensive income. Accordingly, comprehensive income and net income are identical.

     Recently Issued Pronouncements
     ------------------------------
     During the two year period ended December 31, 1998 and the subsequent interim period to the date of the financial statements, various authoritative pronouncements have been issued by the Financial Accounting Standards Board and other bodies that establish disclosure and reporting practices under generally accepted accounting principles. None of the recently issued standards have a significant impact on the financial reporting of the Company.

                                 Continued
                                    F-11

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
              as of December 31, 1998 and for the years ended
                        December 31, 1998 and 1997,
           and for the period from inception, December 12, 1996,
                            to December 31, 1998
                            --------------------

     2:   Prior Period Adjustments
     ------------------------
     In December 1996, the Company merged with Genesystems, Inc. in a transaction accounted for as a recapitalization of the Company. (See
     Note 3) Prior to the merger, the stockholders of Genesystems were issued 7,500,000 shares as compensation for services rendered in founding the corporation and for the rights to certain in-process research and development for which only a nominal value was recorded. The shares issued to the stockholder/officers of Genesystems, Inc. were restricted by legend and could not be sold or otherwise transferred for a period of eighteen months from the date of issue. The restrictions originally attached to the shares have since lapsed and the shares may now trade freely. Generally accepted accounting principles require that common stock issued as compensation be recorded at the estimated fair value of the stock issued (or at the fair value of consideration received or services provided if such value is more readily determinable). Accordingly, the financial statements for the year ended December 31, 1996 were restated to reflect an $440,000 increase in research and development expenses attributable to compensation of the founding stockholders of Genesystems, Inc. and a $385,000 increase in operating, general and administrative expenses. (See Note 8)

     In December 1996, the Company, in addition to the issuance of shares described above, also sold 3,500,000 shares of common stock in a private placement. In connection with this private placement, syndication costs totaling $49,100 were incurred but not accrued at December 31, 1996. Accordingly, the December 31, 1996 financial statements were adjusted to reflect an increase in accrued liabilities and a related decrease to additional paid-in capital.

     The effect of correcting these errors in application of generally accepted accounting principles on the Company's financial statements at December 31, 1996 was as follows:

             Increase in total liabilities                    $   49,100
                                                              ===========
             Increase in additional paid-in capital           $  775,900
                                                              ===========

                                 Continued
                                    F-12

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
              as of December 31, 1998 and for the years ended
                        December 31, 1998 and 1997,
           and for the period from inception, December 12, 1996,
                            to December 31, 1998
                                 __________

2:   Prior Period Adjustments, continued
      -----------------------------------
      Increase in losses accumulated during the
        development stage                              $  825,000
                                                       ===========
      Increase in net loss for the year ended
        December 31, 1996                              $  825,000
                                                       ===========
      Increase in net loss per common share
        for the year ended December 31, 1996           $    (0.70)
                                                       ===========

3.   Recapitalization
     ----------------
     On December 28, 1996 Tzaar Corporation was acquired by Genesystems, Inc. in a recapitalization transaction accounted for similar to a reverse acquisition, except that no goodwill was recorded. Tzaar Corporation, which adopted a name change to Gene-Cell, Inc. at the date of the transaction, was the "acquired" company in the transaction, but remains the surviving legal entity. Prior to the acquisition Gene-Cell, Inc. was a non-operating public shell corporation with no assets or liabilities. Accordingly, the transaction was treated as an issuance of stock by Gene-Cell, Inc. for Genesystems, Inc.'s net monetary assets, accompanied by a recapitalization. In connection with this transaction, Gene-Cell, Inc. issued 7,500,000 shares of common stock in exchange for all outstanding shares of Genesystems, Inc.
     Since this transaction is in substance, a recapitalization of Genesystems, Inc. and not a business combination, proforma information is not presented and a valuation of the company was not performed.

     In connection with the recapitalization transaction described in the previous paragraph, the outstanding common stock of Gene-Cell, Inc. was essentially substituted for the common stock of Genesystems, Inc. and the difference was included in additional paid-in capital.


                                 Continued
                                    F-13

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
              as of December 31, 1998 and for the years ended
                        December 31, 1998 and 1997,
           and for the period from inception, December 12, 1996,
                            to December 31, 1998
                            --------------------

4.    Income Taxes
      ------------
      The composition of deferred tax assets and the related tax effects at December 31, 1998 were as follows:

      Liability
      ---------
      Book vs. tax basis of capital lease assets       $  (11,611)

      Asset
      -----
      Benefit from carryforward of net
        operating loss                                    339,083

      Less valuation allowance                           (327,472)
                                                       -----------
        Net deferred tax asset                         $        -
                                                       ===========

     The difference between the income tax benefit in the accompanying statement of operations and the amount that would result if the U.S. Federal statutory rate of 34% were applied to pre-tax loss is as follows:

                                                 1998                   1997
                                     ---------------------- ----------------------
                                                 Percentage            Percentage
                                                 of Pre-Tax            of Pre-Tax
                                         Amount        Loss     Amount       Loss
                                     ----------- ---------- ---------- -------------
       Benefit for income tax at
         federal statutory rate       $ 169,748       34.0%  $ 145,359      34.0%
       Increase in valuation
         allowance                     (169,748)     (34.0)   (145,359)    (34.0)
                                     ----------- ---------- ----------- ------------
         Total                       $        -           - $        -          -
                                     =========== ========== =========== ============

                                 Continued
                                    F-14


                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
              as of December 31, 1998 and for the years ended
                        December 31, 1998 and 1997,
           and for the period from inception, December 12, 1996,
                            to December 31, 1998
                                 __________

4.   Income Taxes, continued
     -----------------------
     At December 31, 1998, for federal income tax and alternative minimum tax reporting purposes, the Company has approximately $972,000 of unused net operating losses available for carryforward to future years. The benefit from carryforward of such net operating losses will expire in various years between 2001 and 2019. The benefit from utilization of net operating loss carryforwards incurred prior to December 28, 1996 was significantly limited in connection with the Company's merger with Genesystems (See Note 3). Such benefit could be subject to further limitations if significant future ownership changes occur in the Company. The Company currently believes that approximately $100,000 of its unused net operating loss carryforwards will never be utilized due to expiration or limitations on use due to ownership changes that occurred in 1996.


5.   Stockholders' Equity
     --------------------
     During 1998 the Company entered a funding agreement (the "Funding Agreement") under which the Company issued 6,000,000 shares of common stock to certain individuals and companies in exchange for $500,000 and two promissory notes for $500,000 each that mature in January 1999 and January 2000. These notes are non-interest bearing. The Company also issued 120,000 shares of common stock to an individual for $30,000 in a transaction unrelated to the funding agreement.

     During 1997 the Company issued 100,000 shares of common stock to an individual for $1.50 per share. Sales of the Company's stock during 1998 were all priced at $0.25 per share and Company management made the decision to issue the 1997 investor an additional 500,000 shares of the Company's common stock to equalize his share price with 1998 investors. Such additional shares are presented as unissued common stock at December 31, 1997.

     During 1996 the Company issued shares of common stock in transactions described in Note 2.



                                 Continued
                                    F-15

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
              as of December 31, 1998 and for the years ended
                        December 31, 1998 and 1997,
           and for the period from inception, December 12, 1996,
                            to December 31, 1998
                                 __________

6.   Lease Commitments
     ------------------
     During 1998 and 1997 the Company acquired certain office and laboratory equipment under leases accounted for as capital leases. Amortization of leased assets is included in depreciation and amortization expense. Included in laboratory equipment under capital leases is equipment with a cost of $7,876 acquired from stockholders/officer of the Company. (See Note 8)

     The Company also leases office and laboratory facilities and certain office equipment under operating leases. The Company's lease for office and laboratory space is for an initial three-year term and includes a renewal option for an additional three years at the market rate. Rental expense for operating leases was $23,487 and $20,372 during the year ended December 31, 1998 and 1997, respectively.

     Minimum lease payments due under leases with original lease terms of greater than one year and expiration dates subsequent to December 31, 1999 are summarized as follows:

                                                                                          Operating Leases
     Year Ended                         Capital  Laboratory     Office
     December 31,                        Leases  and Office  Equipment      Total
     ------------                     ---------- ----------- ---------- ----------
        1999                           $ 92,445   $  22,383    $ 1,104   $115,932
        2000                             62,568       1,865        368     64,801
        2001                              3,999           -          -      3,999
        2002                              2,400           -          -      2,400
                                      ----------  ---------- ---------- ----------
     Total minimum leases               161,412   $  24,248  $   1,472  $ 187,132
                                      ==========  ========== ========== ==========
     Less amount representing
       interest                         (27,540)
                                      ----------
     Present value of minimum
       lease payments                   133,872

     Less current portion               (71,572)
                                      ----------
     Long-term portion                $  62,300
                                      ==========

                                 Continued
                                    F-16

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
              as of December 31, 1998 and for the years ended
                        December 31, 1998 and 1997,
           and for the period from inception, December 12, 1996,
                            to December 31, 1998
                            --------------------

7.   Employee Benefit Plans
     ----------------------
     Simplified Employee Pension Plan
     --------------------------------
     Effective August 1997, the Company adopted a defined contribution Simplified Employee Pension plan that covers substantially all Company employees. Under the Plan, employees may contribute, on a tax deferred basis, up to 15% of their compensation; however, annual employee contributions may not exceed $6,000. During the year ended December 31, 1997, the Company matched deferrals of up to 3% of compensation. Company contributions to the Plan are discretionary and totaled $3,538 and $1,148 for the years ended December 31, 1998 and 1997, respectively.

     Stock Option Plan
     -----------------
     The Company periodically issues incentive stock options to key employees, officers, and directors to provide additional incentives to promote the success of the Company's business and to enhance the ability to attract and retain the services of qualified persons. The issuance of such options are approved by the Board of Directors. The exercise price of an option granted is determined by the fair market value of the stock on the date of grant.

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options is greater than or equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized.





                                 Continued
                                    F-17

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
              as of December 31, 1998 and for the years ended
                        December 31, 1998 and 1997,
           and for the period from inception, December 12, 1996,
                            to December 31, 1998
                            --------------------

7.   Employee Benefit Plans, continued
     ---------------------------------
     Proforma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998: risk-free interest rate of 7%; no dividend yield; weighted average volatility factor of the expected market price of the Company's common stock of 0.700; and a weighted-average expected life of the options of 5 years.

     The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     The Company has adopted the 1998 Stock Option Plan (the "Option Plan") under which stock options for up to 2,500,000 shares of the Company's common stock may be awarded to officers, directors and key employees. The Option Plan is designed to attract and reward key executive personnel. At December 31, 1998, the Company had granted options for 7,815 of a total of 2,500,000 shares of common stock reserved for issuance under the Option Plan.

     Stock options granted pursuant to the Option Plan expire not more than ten years from the date of grant and typically vest over three years, with 33% vesting after one year and 33% vesting after each of the two succeeding years. During 1998 all of the options granted by the Company were granted at option prices equal to or in excess of the fair market value of the common stock at the date of grant.



                                 Continued
                                    F-18

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
              as of December 31, 1998 and for the years ended
                        December 31, 1998 and 1997,
           and for the period from inception, December 12, 1996,
                            to December 31, 1998
                            --------------------

7.   Employee Benefit Plans, continued
     ---------------------------------
     Stock Option Plan, continued
     ----------------------------
     For purposes of proforma disclosures, the estimated fair value of the options is included in expense over the option's vesting period or expected life. The Company's proforma net loss and basic and dilutive net loss per share was the same as net loss and basic and dilutive net loss per share reported in the financial statements.

     A summary of the Company's stock option activity and related information for the year ended December 31, 1998 follows:

                                          Number of
                                             Shares
                                              Under       Weighted-Average
                                            Options         Exercise Price
                                           ---------       ----------------
     Outstanding-December 31, 1997                -          $           -

     Granted                                  7,817                   1.00
     Exercised                                    -                      -
     Forfeited                                    -                      -
                                           ---------       ----------------
     Outstanding-December 31, 1998            7,817         $         1.00
                                           =========       ================

     The weighted-average fair value of options granted during the year ended December 31, 1998 was $1.00.

     A summary of outstanding stock options at December 31, 1998, follows:

     Remaining           Contractual
     Number of Shares    Expiration Date     Life (Years)        Exercise Price
     -----------------   ----------------    -------------       ----------------
     Exercisable at December 31, 1998:
          2,605          June 2005               9.5                  $1.00

     Non-exercisable at December 31, 1998:

          5,212          June 2008               9.5                  $1.00
     -----------------
          7,817
     =================

                                 Continued
                                    F-19

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
              as of December 31, 1998 and for the years ended
                        December 31, 1998 and 1997,
           and for the period from inception, December 12, 1996,
                            to December 31, 1998
                            --------------------

8.   Related Party Transactions
     ---------------------------
     During the years ended December 31, 1998, 1997 and 1996, certain stockholder/officers made cash advances to the Company of $10,000, $87,887 and $20,000, respectively. During 1998, $40,000 of such advances were repaid and the remaining $77,887 were contributed by stockholder/officers as additional paid-in-capital in order to position the Company to receive proceeds under the Funding Agreement. (See Note 5).

     During the year ended December 31, 1997, the Company entered into a $7,876 capital lease transaction for certain laboratory equipment, with an officer/stockholder of the Company. The lease bears interest at an effective annual rate of 18% per year and is due in monthly payments of $200 through November 2002. During the year ended December 31, 1998, the Company made lease payments under this lease totaling $2,400.

     During the period from inception, December 12, 1996, to December 31, 1996, the Company issued 7,500,000 shares of its common stock to the three founders of the Company. These shares were issued primarily for managerial services and services rendered in founding the corporation. One of the founders received 3,500,000 of the 7,500,000 shares issued in the transaction because it was believed that he would use 1,000,000 of the shares to compensate attorneys and other providers of professional services to the Company. The stock issued to the founders was not subject to any vesting or future service requirements and accordingly the issuance of all shares was recognized in 1996 as follows:

     Research and development expense                            $ 440,000
     General and administrative expense                            385,000
                                                                 ----------
          Total                                                  $ 825,000
                                                                 ==========
     During 1999, the founder that originally received 3,500,000 shares voluntarily returned 1,000,000 of the shares because Company management decided to use cash to pay for the services for which such shares were originally intended. The shares returned were treated as treasury shares, recorded at zero cost, and subsequently retired.

                                 Continued
                                    F-20


                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
              as of December 31, 1998 and for the years ended
                        December 31, 1998 and 1997,
           and for the period from inception, December 12, 1996,
                            to December 31, 1998
                           ---------------------

9.   Going Concern Considerations
     ----------------------------
     Since its inception, as a development stage enterprise, the Company has not generated any revenue and has been dependent on debt and equity raised from individual investors to sustain its operations. During the years ended December 31, 1998 and 1997, the Company incurred net losses of $(499,260) and $(427,527), respectively, and negative cash flows from operations of $(440,706) and $(414,795), respectively. These factors raise substantial doubt about the Company's ability to continue as a going concern.

     In order to address its financial situation, management issued 4,000,000 shares of its common stock to a private investor for a commitment to provide $500,000 of additional equity in both January 1999 and January 2000. Over the period of this investment commitment, management will also seek to negotiate an arrangement under which its newly developed fine microinjection needles, and eventually its attachment technology, will be marketed to the research and biotechnology community. Management eventually plans, as its research and development progresses, to seek a relationship with a major pharmaceutical company in order to take its technology through the required government regulatory process and FDA approval.

     There can be no assurances that the Company's current cash reserves will be adequate to sustain its operations, that the Company can raise additional cash through private placement of its common stock, nor that the Company can develop a relationship with a major pharmaceutical company. There can also be no assurances that the Company will ever obtain FDA approval of gene therapeutics based upon its DNA microinjection technology nor that it can attain profitability. The Company's long-term viability as a going concern is dependent upon three key factors, as follows:


     * The Company's ability to obtain adequate sources of funding to continue the development of its proprietary DNA microinjection technology.

                                 Continued
                                    F-21


                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
              as of December 31, 1998 and for the years ended
                        December 31, 1998 and 1997,
           and for the period from inception, December 12, 1996,
                            to December 31, 1998
                            --------------------

9.   Going Concern Considerations, continued
     ---------------------------------------
* The ability of the Company to take its DNA microinjection technology through the required government regulatory process and ultimately obtain FDA approval.

* The ability of the Company to ultimately commercialize gene therapeutics based upon its proprietary DNA microinjection technology and achieve adequate profitability and positive cash flows to sustain its operations.


10.  Impact of the Year 2000 Issue
     -----------------------------
     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing a disruption of business activities.

     The Company has performed a complete assessment of the Year 2000 issue and has determined that no significant modifications to its existing computer software will be required and that its existing computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company further believes that costs related to the Year 2000 issue will be insignificant because the Company's systems have been designed to be Year 2000 compliant.

     Based on the Company's assessment of its relationships with significant suppliers to understand the extent to which the Company is vulnerable to any failure by third parties to remedy their own Year 2000 issues, management believes that the Company does not have significant exposure with respect to third parties.


                                 Continued
                                    F-22


                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
              as of December 31, 1998 and for the years ended
                        December 31, 1998 and 1997,
           and for the period from inception, December 12, 1996,
                            to December 31, 1998
                            --------------------

11.  Non-Cash Investing and Financing Activities
     --------------------------------------------
     During the years ended December 31, 1998 and 1997, the Company engaged in certain non-cash investing and financing transactions as follows:

                                                1998         1997
                                           ----------   ----------
      Property and equipment acquired by
      entering into capital lease
      obligations                          $   24,936   $  183,625

      Notes payable to stockholders con-
      tributed as additional paid-in
      capital                                  77,887            -
























                                    F-23

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                          ------------------------




                            FINANCIAL STATEMENTS
               as of September 30, 1999 and December 31, 1998
         and for the nine months ended September 30, 1999 and 1998, and for the period from inception, December 12, 1996,
                           to September 30, 1998
                                (Unaudited)















                                    F-24

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                             TABLE OF CONTENTS
                            -------------------

                                                                      Page

Financial Statements:

  Condensed Balance Sheet as of September 30,
    1999 and December 31, 1998                                        F-26

  Condensed Statement of Operations for the nine
    months ended September 30, 1999 and 1998, and
    for the period from inception, December 12,
    1996, to September 30, 1999                                       F-27

  Condensed Statement of Stockholders' Equity for
    the nine months ended September 30, 1999                          F-28

  Condensed Statement of Cash Flows for the nine
    months ended September 30, 1999 and 1998, and
    for the period from inception, December 12,
    1996, to September 30, 1999                                       F-29

Notes to Financial Statements                                         F-30









                                    F-25

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                          CONDENSED BALANCE SHEET
                  September 30, 1999 and December 31, 1998
                           ----------------------

                                                        September 30, December 31,
                                                                 1999         1998
     ASSETS                                               (Unaudited)        (Note)
     ------                                               ------------ ------------
Current assets:
  Cash and cash equivalents                                $  191,940   $  109,408
                                                          ------------ ------------
    Total current assets                                      191,940      109,408

Deposits                                                       18,322       18,322

Equipment under capital leases, net                           107,256      153,256
                                                          ------------ ------------
      Total assets                                        $   317,518  $   280,986
                                                          ============ ============

     LIABILITIES AND STOCKHOLDERS' EQUITY
     ------------------------------------
Current liabilities:
  Current portion of capital lease obligations             $   69,478   $   71,572
  Accounts payable and accrued liabilities                     15,000       13,753
                                                          ------------ ------------
    Total current liabilities                                  84,478       85,325

Capital lease obligations, net of current
  portion                                                      12,114       62,300
                                                          ------------ ------------
      Total liabilities                                        96,592      147,625
                                                          ------------ ------------
Commitment and contingencies

Stockholders' equity (deficit):
  Common stock, $.001 par value, 100,000,000
    shares authorized, 17,778,412 and 18,778,412
    shares issued and outstanding at September 30,
    1999 and December 31, 1998, respectively                   17,778       18,778
  Additional paid-in capital                                2,883,509    2,882,509
  Subscription receivable                                    (500,000)  (1,000,000)
  Losses accumulated during the development
    stage                                                  (2,180,361)  (1,767,926)
                                                          ------------ ------------
    Total stockholders' equity                                220,926      133,361
                                                          ------------ ------------
    Total liabilities and stockholders'
      equity                                              $   317,518  $   280,986
                                                          ============ ============

Note: The balance sheet at December 31, 1998 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. See accompanying notes.

                                    F-26

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                     CONDENSED STATEMENT OF OPERATIONS
         for the nine months ended September 30, 1999 and 1998 and
  for the period from inception, December 12, 1996, to September 30, 1999
                         --------------------------
                                (Unaudited)

                                              Nine Months   Nine Months    Inception
                                                    Ended         Ended           to
                                                September     September    September
                                                30, 1999      30, 1998      30, 1999
                                             ------------  ------------  ------------

Operating, general and
  administrative expenses                    $    49,535   $    26,224   $   589,748
Research and development costs                   358,265       279,711     1,544,881
                                             ------------  ------------  ------------
     Loss from operations                       (407,800)     (305,935)   (2,134,629)

Interest income                                   10,764           618        15,700
Interest expense                                 (15,399)      (25,120)      (61,432)
                                             ------------  ------------  ------------

Net loss                                     $  (412,435)  $  (330,437)  $(2,180,361)
                                             ============  ============  ============

Weighted average shares
  outstanding                                 18,445,078    12,072,990
                                             ============  ============
Basic and diluted loss per
  common share                               $     (0.02)  $     (0.03)
                                             ============  ============



                          See accompanying notes.


                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY
                for the nine months ended September 30, 1999
                           ----------------------
                                (Unaudited)

                                                                  Losses
                                                             Accumulated
                    Common Stock    Additional                During the
               --------------------    Paid-In  Subscription Development
                    Shares   Amount    Capital    Receivable       Stage      Total
               ---------------------------------------------------------------------

Balance at
December
31, 1998        18,778,412 $ 18,778 $2,882,509   $(1,000,000)$(1,767,926)  $ 133,361

Receipt of
subscription
receivable               -        -          -       500,000           -     500,000

Cancellation
of shares
surrendered
by officer      (1,000,000)  (1,000)     1,000             -           -           -

Net loss                 -        -          -             -    (412,435)   (412,435)
               ----------------------------------------------------------------------
Balance at
September
30, 1999        17,778,412 $ 17,778 $2,883,509    $ (500,000)$(2,180,361)  $ 220,926
               ======================================================================




                          See accompanying notes.


                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                     CONDENSED STATEMENT OF CASH FLOWS
         for the nine months ended September 30, 1999 and 1998, and for the period from inception, December 12, 1996, to September 30, 1999
                          -----------------------
                                (Unaudited)

                                                    Nine          Nine
                                                  Months        Months     Inception
                                                   Ended         Ended            to
                                               September     September     September
                                                30, 1999      30, 1998      30, 1999
                                            ------------- ------------- -------------
Net cash used in operating activities        $  (365,188)  $  (256,329)  $(1,257,378)
                                            ------------- ------------- -------------
Cash flows from financing activities:
  Proceeds from sale of common stock                   -       240,000     1,062,500
  Proceeds from collection of subscrip-
    tion receivable                              500,000             -       500,000
  Payment of stock offering costs                      -             -       (64,100)
  Proceeds from notes payable to
    officers and stockholders                          -        10,000       117,887
  Payments on notes payable to officers
    and stockholders                                   -             -       (40,000)
  Payments on capital lease obligations          (52,280)      (45,703)     (126,969)
                                            ------------- ------------- -------------
        Net cash provided by financing
          activities                             447,720       204,297     1,449,318
                                            ------------- ------------- -------------
Net increase (decrease) in cash and
  cash equivalents                                82,532       (52,032)      191,940

Cash and cash equivalents at beginning
  of period                                      109,408       107,565             -
                                            ------------- ------------- -------------
Cash and cash equivalents at end of
  period                                    $    191,940  $     55,533  $    191,940
                                            ============= ============= =============

Non-cash investing and financing
  activities:

  Laboratory equipment acquired under
    capital leases                          $          -  $     24,936  $    208,561
                                            ============= ============= =============





                          See accompanying notes.

                                    F-29

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                   SELECTED NOTES TO FINANCIAL STATEMENTS
               as of September 30, 1999 and December 31, 1998
         and for the nine months ended September 30, 1999 and 1998, and for the period from inception, December 12, 1996,
                           to September 30, 1998
                           ---------------------
                                (Unaudited)

1.   Organization
     ------------
     Gene-Cell, Inc. (the "Company") is a Nevada Corporation involved in biopharmaceutical research. The Company's research is directed at developing gene-based therapies for treatment of a wide variety of genetic diseases and disorders using its proprietary technology for microinjecting DNA and proteins into living cells. The Company is considered a development stage enterprise because it has not yet generated revenue from sale of its products. Since its inception, the Company has devoted substantially all of its resources to research and development and the search for sources of capital to fund its efforts.


2.   Interim Financial Statements
     ----------------------------

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Article 10 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month and nine-month periods ended September 30, 1999 and 1998 are not necessarily indicative of the results that may be expected for the respective full years.

     A summary of the Company's significant accounting policies and other information necessary to understand these consolidated interim financial statements is presented in the Company's audited financial statements for the years ended December 31, 1998 and 1997.
     Accordingly, the Company's audited financial statements should be read in connection with these financial statements.



                                 Continued
                                    F-30

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
             SELECTED NOTES TO FINANCIAL STATEMENTS, Continued
               as of September 30, 1999 and December 31, 1998
         and for the nine months ended September 30, 1999 and 1998, and for the period from inception, December 12, 1996,
                           to September 30, 1998
                            --------------------
                                (Unaudited)

3.   Comprehensive Income
     --------------------

     The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, which requires a company to display an amount representing comprehensive income as part of the Company's basic financial statements. Comprehensive income includes such items as unrealized gains or losses on certain investment securities and certain foreign currency translation adjustments. The Company's financial statements include none of the additional elements that affect comprehensive income. Accordingly, comprehensive income(loss) and net loss are identical.


4.   Estimates
     ---------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets or liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


5.   Income Tax
     ----------

     The difference between the Federal statutory income tax rate and the Company's effective income tax rate is primarily attributable to increases in valuation allowances for deferred tax assets relating to net operating losses.


6.   Stockholders' Equity
     --------------------

     During the nine months ended September 30, 1999, an officer/stockholder of the Company forfeited 1,000,000 shares of common stock originally issued to him in 1996 because he had been unable to allocate adequate time to the Company to provide the services he believed were expected of him. The shares were treated as treasury shares, recorded at zero cost and subsequently retired.


                                    F-31